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                                                                    EXHIBIT 99.1

                                 [VIRYANET LOGO]

                                  VIRYANET LTD.

                NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING
     TO BE HELD ON SEPTEMBER 5, 2002, AT 10:00 A.M., EASTERN DAYLIGHT TIME,
                        AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the "Meeting") of ViryaNet Ltd. (the "Company") to be held on September 5, 2002, at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts, for the purposes of considering and acting on the following matters:

          (i) To elect the panel of six directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified, with the exception of Mr. Gyenes who, if intended to be elected as an external director pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law"), and if so elected as an external director shall serve for a fixed term of three years. Mr. Hillel Milo who was elected as an external director for the purpose of the Companies Law at the previous annual meeting of the Company, will continue to serve his three (3) year term (from the date of his election) as an external director of the Company.

         (ii) That Kost, Forer & Gabbay (a member of Ernst & Young International) be appointed as the independent auditors of the Company for the 2002 fiscal year, and that the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services.

         (iii) To issue certain directors of the Company who have previously tendered and agreed to the cancellation of options to purchase Ordinary Shares of the Company (collectively, the "Tendered Options") new replacement options equal to the number of the Tendered Options.

         (iv) To approve certain changes to the employment terms of Samuel Hacohen, the Company's Chairman of the Board of Directors, and Winfried Burke, the Company's Chief Executive Officer and a member of the Board of Directors.

         (v) To issue certain of the directors of the Company, including the Company's new external director (if elected) new options to purchase Ordinary Shares of the Company.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope.


Sincerely yours,

/s/ Winfried A. Burke

Winfried A. Burke
President and Chief Executive Officer